CORAL GOLD RESOURCES LTD.
(an Exploration Stage Company)

Audited Consolidated Financial Statements

For the years ended January 31, 2012 and 2011

(Expressed in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Coral Gold Resources Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The Company’s consolidated financial position as at January 31, 2012, January 31, 2011 and February 1, 2010 and its financial performance and its cash flows for the years ended January 31, 2012 and January 31, 2011 have been audited by Smythe Ratcliffe LLP, Chartered Accountants and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Malcolm Davidson”
David Wolfin	Malcolm Davidson
President & CEO	Chief Financial Officer

May 25, 2012	May 25, 2012

INDEPENDENT AUDITORS’ REPORT

TO THE  OF CORAL GOLD RESOURCES LTD.
(an exploration stage company)

We have audited the accompanying consolidated financial statements of Coral Gold Resources Ltd., which comprise the consolidated statements of financial position as at January 31, 2012, January 31, 2011 and February 1, 2010, and the consolidated statements of operations and , changes in and cash flows for the ended January 31, 2012 and January 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our  in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Coral Gold Resources Ltd. as at January 31, 2012, January 31, 2011 and February 1, 2010, and its financial performance and its cash flows for the  ended January 31, 2012 and January 31, 2011 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements, which indicates that the Company incurred a net loss of $773,813 for the year ended January 31, 2012 and has a deficit of $29,041,040 as of January 31, 2012.  These conditions, along with other matters set forth in note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Chartered Accountants

Vancouver, Canada
May 25, 2012

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note		January 31, 2012	January 31, 2011	February 1, 2010
				(Note 18)	(Note 18)
ASSETS
Current assets
Cash and cash equivalents			$1,314,494	$2,695,864	$700,772
Other amounts receivable			29,912	37,767	13,617
Prepaid expenses			5,653	39,996	4,694
			1,350,059	2,773,627	719,083

Exploration and Evaluation Assets	4		17,893,018	16,758,230	15,598,026
Property and Equipment	5		108,207	107,029	5,873
Investments in Related Companies	6		961,006	1,338,540	610,967
Advances Receivable from a Related Party	10	b	26,916	20,596	18,354
Reclamation Bonds	7		417,393	382,200	408,075
Total Assets			$20,756,599	$21,380,222	$17,360,378

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities			$145,801	$189,682	$65,494
Advances payable to related parties	10	c	37,625	6,223	23,022
			183,426	195,905	88,516

Reclamation Provision	11		175,529	168,158	157,722
Deferred Tax Liability	16		2,360,965	2,376,865	1,994,962
Total liabilities			2,719,920	2,740,928	2,241,200

EQUITY
Share Capital	8		43,954,422	43,389,425	40,875,379
Equity Reserves			2,380,998	3,249,640	4,844,349
Accumulated Other Comprehensive Income			731,979	1,062,321	425,695
Accumulated Deficit			(29,041,040)	(29,072,412)	(31,036,565)
Equity Attributable to Equity Holders of the Company			18,026,359	18,628,974	15,108,858
Equity Attributable to Non-Controlling Interests			10,320	10,320	10,320
Total Equity			18,036,679	18,639,294	15,119,178
Total Liabilities and Equity			$20,756,599	$21,380,222	$17,360,378

Approved by the Board of Directors:

/s/ Louis Wolfin	Director	/s/ Gary Robertson	Director

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

	Note	2012	2011
			(Note 18)

Operating and Administrative Expenses
Consulting fees		$96,951	$28,783
Depreciation		1,845	1,679
Directors’ fees		12,000	17,250
Finance costs	11	7,067	11,228
Investor relations and shareholder information		109,690	228,326
Legal and accounting		58,676	64,268
Listing and filing fees		24,646	24,463
Management fees		106,140	105,000
Office and miscellaneous		90,259	57,507
Salaries and benefits		169,483	131,993
Share-based payments	9	63,146	559,064
Travel		32,684	47,256
		772,587	1,276,817

Loss before other items and income tax		(772,587)	(1,276,817)

Other Income (Expenses)
Interest and other income		28,784	22,654
Foreign exchange gain (loss)		1,281	(14,662)
LOSS BEFORE INCOME TAX		(742,522)	(1,268,825)

Deferred income tax expense		(31,291)	(290,956)
NET LOSS FOR YEAR		(773,813)	(1,559,781)

Other Comprehensive Income (Loss)
Unrealized gain (loss) on investment in securities, net of tax	6	(330,342)	636,626
COMPREHENSIVE LOSS FOR YEAR		$(1,104,155)	$(923,155)

Loss per Share - Basic and Diluted		$(0.02)	$(0.05)

Weighted Average Number of Common Shares Outstanding		33,483,650	31,294,001

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.
Condensed Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

				Reserves
	Note	Number of Common Shares	Share Capital Amount	Equity Settled Employee Benefits	Reserve for Warrants	Total Equity Reserves	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Equity

Balance, February 1, 2010	18	25,513,271	$40,875,379	$1,900,107	$2,944,242	$4,844,349	$425,695	$(31,036,565)	$15,108,858
Common shares issued for cash:
Private placement	8b	7,000,120	2,453,843	-	1,396,223	1,396,223	-	-	3,850,066
Share issuance costs	8b	-	(354,117)	-	61,258	61,258	-	-	(292,859)
Exercise of options	8b	436,000	327,000	-	-	-	-	-	327,000
Share-based payments	9	-	-	559,064	-	559,064	-	-	559,064
Transfer of reserve on exercise of options	8b	-	87,320	(87,320)	-	(87,320)	-	-	-
Transfer of expired options and warrants		-	-	(579,692)	(2,944,242)	(3,523,934)	-	3,523,934	-
Unrealized gain on investment in securities, net of tax	6	-	-	-	-	-	636,626	-	636,626
Net loss for the year		-	-	-	-	-	-	(1,559,781)	(1,559,781)
Balance, January 31, 2011		32,949,391	$43,389,425	$1,792,159	$1,457,481	$3,249,640	$1,062,321	$(29,072,412)	$18,628,974
Balance, January 31, 2011	18	32,949,391	$43,389,425	$1,792,159	$1,457,481	$3,249,640	$1,062,321	$(29,072,412)	$18,628,974
Common shares issued for cash:
Exercise of options	8b	95,000	48,950	-	-		-	-	48,950
Exercise of warrants	8b	519,258	389,444	-	-	-	-	-	389,444
Transfer of reserve on exercise of options and warrants		-	126,603	(37,875)	(88,728)	(126,603)	-	-	-
Share-based payments	9	-	-	63,146	-	63,146	-	-	63,146
Transfer of expired options and warrants		-	-	(805,185)	-	(805,185)	-	805,185	-
Unrealized loss on investment in securities, net of tax	6	-	-	-	-	-	(330,342)	-	(330,342)
Net loss for the year		-	-	-	-		-	(773,813)	(773,813)
Balance, January 31, 2012		33,563,649	$43,954,422	$1,012,245	$1,368,753	$2,380,998	$731,979	$(29,041,040)	$18,026,359

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD
Consolidated Statements of Cash Flows
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

	Note	2012	2011

			(Note 18)
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss		$(773,813)	$(1,559,781)
Adjustments for non-cash items:
Depreciation		1,845	1,679
Share-based payments		63,146	559,064
Foreign exchange gain		354	16,086
Finance costs		7,067	11,228
Deferred income tax expense		31,291	290,956
		(670,110)	(680,768)
Net change in non-cash working capital	15	(54,845)	43,890
		(724,955)	(636,878)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets		(1,056,544)	(1,149,094)
Purchase of property and equipment		(3,023)	(102,835)
Increase in reclamation bond		(34,696)	-

		(1,094,263)	(1,251,929)
FINANCING ACTIVITIES
Issuance of shares for cash, net		438,394	3,884,207

Effect of exchange rate fluctuations on cash and equivalents		(546)	(308)

Net (decrease) increase in cash and equivalents		(1,381,370)	1,995,092
Cash and cash equivalents, beginning of year		2,695,864	700,772
Cash and cash equivalents, end of year		$1,314,494	$2,695,864

SUPPLEMENTARY CASH FLOW DISCLOSURES
Cash paid during the year for:
Interest expense		$252	$8
Income taxes		$-	$-
Expenditures on exploration and evaluation assets included in accounts payable and accrued liabilities		$78,244	$1,605

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

1.      NATURE AND CONTINUANCE OF OPERATIONS

Coral Gold Resources Ltd. (the “Company”) was incorporated in 1988 under the Company Act of British Columbia and is primarily involved in the exploration and development of its exploration and evaluation assets. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada.

These consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will continue to realize its assets and discharge its liabilities in the normal course of business.  Accordingly, these consolidated financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing.

At January 31, 2012, the Company had working capital of $1,166,633 (January 31, 2011 - $2,577,722; February 1, 2010 - $630,567) and an accumulated deficit of $29,041,040 (January 31, 2011 - $29,072,412; February 1, 2010 - $31,036,565). Management believes the Company has sufficient funds to meet its liabilities for the ensuing year as they fall due, and to fund payments for administration, ongoing commitments and current planned exploration programs.

2.      BASIS OF PRESENTATION

Statement of compliance and conversion to International Financial Reporting Standards

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first IFRS annual consolidated financial statements to be presented in accordance with IFRS and IFRS 1 First-time Adoption of IFRS has been applied. Previously the Company prepared its annual and interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 18 contains reconciliations and descriptions of the effect of the transition from Canadian GAAP to IFRS on the consolidated statements of financial position as at February 1, 2010 and January 31, 2011 and the consolidated statements of operations and comprehensive loss and cash flows for the year ended January 31, 2011.

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars, the Company’s functional currency, and have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting.  The accounting policies set out in Note 3 have been applied consistently to all years presented in these consolidated financial statements as if the policies have always been in effect, subject to certain IFRS transition elections described in Note 18.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

2.      BASIS OF PRESENTATION (continued)

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 25, 2012.

Foreign Currency Translation

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.  Transactions in currencies other than the Company’s functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the consolidated statement of financial position.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.  Foreign currency translation differences are recognized in net loss for the year.

Significant Accounting Judgements and Estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•	the recoverability of amounts receivable, which are included in the consolidated statements of financial position;
•	the carrying value and recoverable amount of exploration and evaluation assets;
•	the estimated useful lives of property and equipment;
•	the recognition and measurement of deferred tax assets and liabilities;
•	the provisions for estimated reclamation provisions and environmental obligations; and
•	determination of the assumptions used in the calculation of share-based payments expense.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its US subsidiaries.

	Ownership Interest	Jurisdiction	Nature of Operations

Coral Resources, Inc.	100%	California, USA	Exploration Company

Coral Energy Corporation	100%	California, USA	Holding Company

Marcus Corporation	98.49%	Nevada, USA	Holding Company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivable or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Financial instruments comprise cash and cash equivalents, investment in related companies, amounts due from related party, accounts payable and amounts due to related parties. At initial recognition management has classified financial assets and liabilities as follows:

The Company has classified its cash and cash equivalents as FVTPL. Investments in related companies are classified as available for sale and amounts due from related parties are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities.

Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents

Cash and cash equivalents in the statements of financial position comprises cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are cashable and readily convertible into a known amounts of cash.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation assets

The Company is in the exploration stage with respect to its exploration and evaluation assets and capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims and recognizes any proceeds received as a reduction of the cost of the related claims. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment. All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.  An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

Incidental revenues and operating costs are included in exploration and evaluation assets prior to commercial production.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mine development properties, and subsequently amortized over the life of the resources associated with the area of interest once mining operations have commenced.

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as property and equipment. Once commercial production has commenced, mine, mill, machinery, plant facilities, and certain equipment are depreciated using the units of production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets related.

Property and equipment are depreciated annually at the following rates:

Computer hardware	20% declining balance
Equipment	20% declining balance
Vehicles	5 years straight line

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statements of comprehensive income or loss.

Where an item of property and equipment comprises major components with different useful lives, the components are accounted for as separate items of property and equipment.  Expenditures incurred to replace a component of an item of plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment

At each financial reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Accounting for equity units

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated based on their relative fair values, calculated using the Black-Scholes option pricing model for warrants and the market price of common shares.

Share-based payment transactions

The share option plan allows Company employees, directors and consultants to acquire shares of the Company.  All options granted are measured at fair value and are recognized in expenses as share-based payments with a corresponding increase in equity reserves.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  For non-employees, share-based payments are measured at the fair value of goods and services received or the fair value of the equity instruments issued, if it is determined the fair value cannot be reliably measured, and are recorded at the date the goods or services are received.  The fair value of the options is accrued and charged either to operations or exploration and evaluation assets, with the offset credit to equity reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. Upon the expiration or cancellation of unexercised stock options, the Company will transfer the value attributed to those stock options from equity reserves to deficit.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclamation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore mineral properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas.

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related exploration and evaluation asset. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to income or loss. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur.

Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. In the Company's case, diluted loss per share is the same as basic loss per share as the effects of including all outstanding options and warrants would be anti-dilutive.

Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax.  Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is provided using the statement of financial position asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

New accounting standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after February 1, 2012, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

The Company has not early-adopted these standards, amendments and interpretations. However, the Company is currently assessing what impact the application of these standards or amendments will have on the consolidated financial statements of the Company.

New accounting standards effective February 1, 2012

Amendments to IFRS 7 Financial Instruments: Disclosures - In October 2010, the IASB issued amendments to IFRS 7 that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting standards and interpretations not yet adopted (continued)

New accounting standards effective February 1, 2012 (continued)

IAS 12 Income Taxes - In December 2010, the IASB issued an amendment to International Accounting Standard (”IAS”) 12 that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

New accounting standards effective February 1, 2013

IFRS 10 Consolidated Financial Statements - IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Arrangements - IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to IAS 1 Presentation of Financial Statements - The IASB has amended IAS 1 to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be reclassified into profit or loss in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting standards and interpretations not yet adopted (continued)

New accounting standards effective February 1, 2013 (continued)

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - IFRIC 20 addresses the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. Stripping activity may result in two types of benefits: (i) inventory produced and (ii) improved access to ore that will be mined in the future. Stripping costs associated with inventory production should be accounted for as a current production cost in accordance with IAS 2 Inventories, and those associated with improved access to ore should be accounted for as an addition to, or enhancement of, an existing asset.

Amendments to other standards - In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 10 to 13, IFRIC 20 and the amendments to other standards, is effective for the Company beginning on February 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new standards will have on its consolidated financial statements or whether to early-adopt any of the new requirements.

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 Financial Instruments – Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated OCI indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at FVTPL would generally be recorded in other comprehensive income.

IFRS 9 is effective for the Company beginning on February 1, 2015 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early-adopt any of the new requirements.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

4.      EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf and Norma Sass Claims	Other	Total

Balance, February 1, 2010	$15,568,411	$29,612	$3	$15,598,026

Exploration costs during year:
Assays	143,601	-	-	143,601
Consulting	292,968	-	-	292,968
Drilling	507,771	-	-	507,771
Lease payments	90,684	-	-	90,684
Mapping	9,468	-	-	9,468
Taxes, licenses and permits	87,809	5,251	-	93,060
Water analysis	395	-	-	395
Reclamation provision	12,752	-	-	12,752
Adjustment to reclamation provision	9,505	-	-	9,505

Balance, January 31, 2011	16,723,364	34,863	3	16,758,230

Exploration costs during year:
Assays	85,025	-	-	85,025
Consulting	804,056	-	-	804,056
Drilling	4,515	-	-	4,515
Lease payments	105,304	-	-	105,304
Mapping	22,401	-	-	22,401
Taxes, licenses and permits	92,629	5,770	-	98,399
Water analysis	574	-	-	574
Reclamation provision	14,514	-	-	14,514

Balance, January 31, 2012	$17,852,382	$40,633	$3	$17,893,018

a)	Robertson Property

The Company has certain interests in 803 patented and unpatented lode mining claims located in the Bullion Mining District, Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advanced royalty payments. The Robertson group is comprised of three claim groups known as the Core claims, the Carve-out claims and the Ruf claims.

(i)	Core Claims – 100% interest

The Company holds an undivided interest in 561 patented and unpatented lode mining claims. The Company owns outright 485 of these claims of which 39 unpatented lode claims and two placer claims are owned by the Company’s 98.49% owned subsidiary, Marcus Corporation.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

4.      EXPLORATION AND EVALUATION ASSETS (continued)

a)     Robertson Property (continued)

(i)	Core Claims – 100% interest (continued)

The remaining 76 claims are leased by the Company as follows:

(a)	June Claims

The Company entered a mineral lease and option-to-purchase agreement granting it the exclusive rights to explore, develop and exploit six lode mining claims, which form part of the core area of the Robertson Property.  The agreement is for an initial term of four years expiring March 22, 2012 in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US$5,000 every four years. The agreement was renewed in March 2012.

The property is subject to a 3% NSR royalty, subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point.  The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000.

(b)	Blue Ridge Claims

The Company assumed a mineral lease agreement dated March 1, 1992 relating to nine mineral claims, which form part of the core area of the Robertson Property. The original lease agreement bears an initial term of 20 years with the possibility to extend the term if the Company is actively exploring, developing or mining the property. These claims are subject to a 5% NSR. In order to maintain the lease the Company must pay minimum advanced royalty payments of US$1,800 per month during the term of the lease.

(c)	Chachas/Moore Lease

The Company assumed an option-to-purchase agreement dated November 30, 1975 related to 13 mineral claims, which form part of the core area of the Robertson Property. The total purchase price of the claims is US$2,000,000, which is payable in installments of US$1,000 per month until paid in full.

The property is subject to an 8% NSR. Any NSR royalty payments paid to the lessors are credited against the minimum monthly payments for a period equal to the value of the royalties paid at a rate of US$1,000 per month.

(d)	Blue Nugget, Lander Ranch and Norma Sass Claims

The Company entered a mineral lease and option-to-purchase agreement with respect to nine Blue Nugget claims, 27 Lander Ranch claims, 24 Norma claims and 11 Sass claims of which the Blue Nugget and Lander Ranch claims form part of the core area of the Robertson Property and the Norma and Sass claims form part of the Norma Sass Property (Notes 4(a)(iii) and 4(b)). Pursuant to the fifth amending agreement, the term of the lease was extended to April 21, 2013. The total purchase price of the claims is US$1,500,000, which is payable in annual installments of $500 per claim until paid in full.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

4.      EXPLORATION AND EVALUATION ASSETS (continued)

a)     Robertson Property (Continued)

(i)	Core Claims – 100% interest (continued)

(e)    Northern Nevada Lease

The Company entered a mineral lease with respect to 12 claims, which form part of the core area of the Robertson Property with an indefinite term. The claims are subject to a 4% NSR for which the Company is required to make minimum annual advanced royalty payments in the amount of $9,600 per year throughout the term of the lease.

(f)     Carve-out Claims – 39% carried interest

By Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 61% interest in 219 claims. Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company has a 39% carried interest.

The Amax 61% interest was subsequently acquired by Cortez GML and is currently owned by Barrick Gold Corporation (“Barrick”).

(g)    Ruf Claims – 66.67% owned

By an amended option agreement dated September 13, 1995, the Company granted Levon Resources Ltd (“Levon”), a company related by common directors, an option to purchase a 50% interest in 58 claims including 23 Ruf, 24 Norma and 11 Sass Claims (Notes 4(a)(i)(d) and 4(b)) of which the Ruf claims form a portion of the Robertson Property and the Norma Sass claims constitute the Norma Sass Property. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in these claims. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the exploration expenditure table.

A third party holds a 3% NSR royalty from some of these mining claims, up to a limit of US$1,250,000.

b)	Norma Sass Property

The Company holds a 66.67% interest in the 35 Norma Sass mining claims located in the Bullion Mining District, Lander County, Nevada, pursuant to a mineral lease and option-to-purchase agreement (Note 4(a)(i)(d)). The remaining 33.33% interest is held by Levon (Note 4(a)(iii)).

By way of an agreement dated September 25, 2008, the Company and Levon granted Barrick an option to acquire a 60% interest in these claims by incurring total exploration expenditures of at least US$3,000,000 in annual installments by December 31, 2014 as follows:

•	Incur US$250,000 on or before December 31, 2009 (completed);

•	Incur US$250,000 on or before December 31, 2010;

•	Incur US$500,000 on or before December 31, 2011;

•	Incur US$500,000 on or before December 31, 2012;

•	Incur US$600,000 on or before December 31, 2013; and

•	Incur US$900,000 on or before December 31, 2014.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

4.      EXPLORATION AND EVALUATION ASSETS (continued)

b)	Norma Sass Property (continued)

Barrick may earn an additional 10% by incurring an additional US$1,500,000 by December 13, 2015. Barrick may earn an additional 5% by carrying the Company and Levon through to commercial production. Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out the Company’s and Levon’s joint interest by paying US$6,000,000 and granting them a 2% NSR royalty. During the year ended January 31, 2011, Barrick elected to terminate the agreement.

Realization of Exploration and Evaluation Assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to Exploration and Evaluation Assets Interests

Although the Company has taken steps to verify the title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company other than as disclosed in these consolidated financial statements.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

5.      PROPERTY AND EQUIPMENT

	Land		Vehicles		Computer Hardware		Equipment		TOTAL

	$		$		$		$		$
COST
Balance at February 1, 2010		-		6,920		5,926		436		13,282
Additions		102,834		-		-		-		102,834
Balance at January 31, 2011		102,834		6,920		5,926		436		116,116
Additions		-		-		-		3,023		3,023
Balance at January 31, 2012		102,834		6,920		5,926		3,459		119,139

ACCUMULATED DEPRECIATION
Balance at February 1, 2010		-		2,537		4,537		335		7,409
Depreciation		-		1,380		278		20		1,678
Balance at January 31, 2011		-		3,917		4,815		355		9,087
Depreciation		-		1,380		220		245		1,845
Balance at January 31, 2012		-		5,297		5,035		600		10,932

CARRYING VALUE
At February 1, 2010		-		4,383		1,389		101		5,873
At January 31, 2011		102,834		3,003		1,111		81		107,029
At January 31, 2012		102,834		1,623		891		2,859		108,207

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

6.      INVESTMENTS IN RELATED COMPANIES

At January 31, 2012, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$880,778	$957,895
Mill Bay Ventures Inc.*	51,873	41,634	(38,523)	3,111

		$118,751	$842,255	$961,006

*Mill Bay Ventures Inc. effected a 10:1 consolidation during the year ended January 31, 2012.

At January 31, 2011, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$1,248,455	$1,325,572
Mill Bay Ventures Inc.	518,731	41,634	(28,666)	12,968

		$118,751	$1,219,789	$1,338,540

At February 1, 2010, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$513,101	$590,218
Mill Bay Ventures Inc.	518,731	41,634	(20,885)	20,749

		$118,751	$492,216	$610,967

Certain directors of Levon and Mill Bay Ventures Inc. (“Mill Bay”) are also directors of the Company.

During the year ended January 31, 2012, the Company recognized an unrealized loss of $330,342 (January 31, 2011 - $636,626 unrealized gain), which is included in other comprehensive income.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

7.      RECLAMATION BONDS

Under the Bureau of Land Management of the United States (the “Bureau”), the Company is required to hold reclamation bonds that cover the estimated cost to reclaim the ground disturbed. As at January 31, 2012, the total reclamation deposits were $417,393 (US$416,228) (January 31, 2011 - $382,200 (US$381,628); February 1, 2010 - $408,075 (US$381,628)).

The Company placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. Interest is accrued on the bond at a monthly weighted average rate of 0.07% (2011 - 0.10%).

8.      SHARE CAPITAL

a)    Authorized

Unlimited common shares without par value.  All shares outstanding are fully paid.

b)    Issued

During the year ended January 31, 2012, 95,000 options were exercised for gross proceeds of $48,950. The Company reallocated the fair value of these options and warrants previously recorded in the amount of $37,875 from the equity settled employee benefit reserve.

During year ended January 31, 2012, 519,258 warrants were exercised for total proceeds of $389,444. The Company reallocated the fair value of these warrants previously recorded in the amount of 88,727 from the reserve for warrants to share capital.

On April 1, 2010, the Company closed the first tranche of a private placement of 5,245,120 units at a price of $0.55 per unit for gross proceeds of $2,884,816. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable at a price of $0.75 expiring April 1, 2012. In March 2012, the Company extended the expiry date of these options to October 1, 2012.

The Company paid to certain finders a cash commission equal to 6% or 10% of the applicable gross proceeds of the financing ($242,461) and issued compensation options equal to 6% or 10% of the units sold under the offering (415,427). Each compensation option was exercisable at a price of $0.75 and entitled the holder to one common share.  The options expired April 1, 2011.

The fair value of the warrants and compensation options issued were estimated using the Black-Scholes options pricing model with the following assumptions, respectively: risk-free interest rates of 1.97%, dividend yield rates of $nil, volatility of 128.75% and 100.95%, and expected lives of 2 years and 1 year. The fair value of the common shares issued was calculated based on the market value of the Company’s shares on April 1, 2010. Of the $2,884,816 total aggregate proceeds raised, $1,050,467 was attributable to warrants and $1,834,349 was attributable to common shares. The compensation options were valued at $58,977.

On April 23, 2010, the Company closed the final tranche of a private placement of 1,755,000 units at a price of $0.55 per unit for gross proceeds of $965,250. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable at a price of $0.75 expiring April 23, 2012. In March 2012, the Company extended the expiry date of these options to October 23, 2012.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

8.      SHARE CAPITAL (continued)

b)    Issued (continued)

The Company paid to certain finders a cash commission equal to 6% or 10% of the applicable gross proceeds of the financing ($28,945) and issued compensation options equal to 10% of certain units sold under the offering (19,000). Each compensation option was exercisable at a price of $0.75 and entitled the holder to one common share.  The options expired April 23, 2011.

The fair value of the warrants and compensation options issued have been estimated using the Black-Scholes options pricing model with the following assumptions, respectively: risk-free interest rates of 1.97, dividend yield rates of $nil, volatility of 127.70% and 100.78%, and expected lives of 2 years and 1 year. The fair value of the common shares issued was calculated based on the market value of the Company’s shares on April 23, 2010. Of the $965,250 total aggregate proceeds raised, $345,756 was attributable to warrants and $619,494 was attributable to common shares. The compensation options were valued at $2,281.

During the year ended January 31, 2011, 436,000 stock options were exercised for total proceeds of $327,000.  The Company reallocated the fair value of these options previously recorded in the amount of $87,320 from reserve for equity settled employee benefits to share capital.

c)    Share purchase warrants and compensation options

A summary of the share purchase warrants and compensation options transactions during the years ended January 31, 2012 and 2011 is as follows:

	Underlying Shares	Weighted Average Exercise Price

Balance, February 1, 2010	4,230,000	$1.17
Issued	7,434,547	$0.75
Exercised	(436,000)	$0.75
Expired	(4,230,000)	$1.17
Balance, January 31, 2011	6,998,547	$0.75
Exercised	(519,258)	$0.75
Expired	(15,169)	$0.75
Balance, January 31, 2012	6,464,120	$0.75

Details of share purchase warrants outstanding as of January 31, 2012 and 2011 are:

	Exercise Price	Warrants Outstanding and Exercisable
Expiry Date	per Share	January 31, 2012	January 31, 2011

April 1, 2011	$0.75	-	415,427
April 23, 2011	$0.75	-	19,000
April 1, 2012*	$0.75	4,709,120	4,809,120
April 23, 2012**	$0.75	1,755,000	1,755,000
		6,464,120	6,998,547

*   In March 2012, the expiry date of these options was extended to October 1, 2012.
** In March 2012, the expiry date of these options was extended to October 23, 2012.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

8.      SHARE CAPITAL (continued)

d)    Stock options

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants.  Under the terms of the option plan, options issued will not exceed 10% (2011 - 20%) of the issued and outstanding shares from time to time.  The option price under each option is not less than the discounted market price on the grant date.  The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

A summary of stock option transactions during the years ended January 31, 2012 and 2011, is as follows:

	Underlying Shares	Weighted Average Exercised Price

Options outstanding, February 1, 2010	2,522,500	$1.05
Granted	1,393,000	$0.62
Expired	(622,500)	$1.17
Options outstanding, January 31, 2011	3,293,000	$0.85
Exercised	(95,000)	$0.52
Expired	(683,000)	$1.24
Options outstanding, January 31, 2012	2,515,000	$0.76

Details of stock options outstanding and exercisable as at January 31, 2012 are as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Intrinsic Value	Expiry Date

25,000	$0.35	0.53	$0.05	August 13, 2012
550,000	$1.00	0.65	$0.00	September 26, 2012
200,000	$0.80	0.98	$0.00	January 21, 2013
100,000	$1.00	1.04	$0.00	February 14, 2013
15,000	$1.00	1.25	$0.00	May 1, 2013
565,000	$0.76	2.95	$0.00	January 13, 2015
595,000	$0.45	3.63	$0.00	September 17, 2015
465,000	$0.80	3.98	$0.00	January 21, 2016

2,515,000

Details of stock options outstanding as at January 31, 2011 are as follows:

Number Outstanding		Exercise Price	Weighted Average Remaining Contractual Life (yrs)	Intrinsic Value	Expiry Date
33,000	*	$0.75	0.16	$0.10	April 1, 2011
615,000		$1.29	0.59	$0.00	September 5, 2011
35,000		$0.76	0.95	$0.00	January 13, 2012
25,000		$0.35	1.53	$0.50	August 13, 2012
550,000		$1.00	1.65	$0.00	September 26, 2012
200,000		$0.80	1.98	$0.05	January 21, 2013
100,000		$1.00	2.04	$0.00	February 14, 2013
15,000		$1.00	2.25	$0.00	May 1, 2013
585,000		$0.76	3.95	$0.09	January 13, 2015
670,000		$0.45	4.63	$0.05	January 17, 2015
465,000		$0.80	4.98	$0.05	January 21, 2016

3,293,000

The number of options exercisable at January 31, 2011 is 3,026,750 with a weighted average exercise price of $0.86

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

9.      SHARE-BASED PAYMENTS

No stock options were granted during the year ended January 31, 2012. Options granted to an investor relations consultant during the year ended January 31, 2011 were fully vested at January 31, 2012.

The Company recorded total share-based payments of $63,146 (2011 - $559,064). The amounts expensed were allocated to directors, officers, employees and consultants during the years ended January 31 as follows:

	2012	2011

Directors, officers and employees	$-	$487,544
Investor relations	63,146	1,190
Consultants	-	70,330
	$63,146	$559,064

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-valued and granted to officers, directors, consultants and employees was calculated using the Black-Scholes model with following weighted average assumptions during the years ended January 31:

	2012	2011
Weighted average assumptions:
Risk-free interest rate	1.33%	2.14%
Expected dividend yield	-	-
Expected option life (years)	1.36	4.63
Expected stock price volatility	85%	113%

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

10.    RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

  a)     Management transactions

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers during the years ended January 31 was as follows:

	2012	2011

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$117,000	$112,500
Other members of key management	47,774	39,800

Share-based payments
Members of the Board of Directors	-	275,870
Other members of key management	-	82,244
	$164,774	$510,414

b)     In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are receivable from a related party:

	January 31, 2012	January 31, 2011	February 1, 2010

Levon Resources Ltd.	$26,916	$20,596	18,354

c)     In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are payable to related parties:

	January 31, 2012	January 31, 2011	February 1, 2010

Directors	$11,876	$-	$6,000
Oniva International Services Corp.	22,134	2,429	14,949
Sampson Engineering Inc.	3,615	3,794	2,073
	$37,625	$6,223	$23,022

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

10.    RELATED PARTY TRANSACTIONS AND BALANCES (continued)

  d)     Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 12. The transactions with Oniva during the years ended January 31 are summarized below:

	2012	2011

Salaries and benefits	$150,725	$112,258
Office and miscellaneous	116,160	55,178

	$266,885	$167,436

11.    RECLAMATION PROVISION

The Company’s reclamation provision relates to the reclamation work required by the Bureau to be performed on the Robertson Property.

Management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its reclamation provision to be approximately US$244,798 (2011 - US$249,596), which is expected to be incurred during 2017 and 2018. The risk-free rate of 6% was used to calculate the present value of the reclamation provision.

A reconciliation of the reclamation provision is as follows:

	January 31, 2012	January 31, 2011

Beginning balance	$168,158	$157,722
Unwinding of discount	7,067	11,228
Change in estimates	-	9,505
Change in foreign exchange rate	304	(10,297)
	$175,529	$168,158

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

12.    COMMITMENTS

The Company has a cost-sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month’s notice by either party. Transactions and balances with Oniva are disclosed in Note 10.

13.    FINANCIAL INSTRUMENTS

The fair values of the Company’s advances receivable from a related party, other amounts receivable, accounts payable and advances payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices. The carrying amount of reclamation deposits approximate their fair value as the stated rates approximate the market rate of interest.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk and market risk.

  a)     Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding HST).

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	January 31, 2012	January 31, 2011	February 1, 2010

Cash and cash equivalents held at major financial institutions
Canada – cash	$110,921	$382,668	$695,910
Canada – Guaranteed Investment Certificate	1,161,529	2,307,930	-
US - cash	42,044	5,266	4,862

	1,314,494	2,695,864	700,772
Reclamation deposits held at major financial institution
US	417,393	382,200	408,075

Total cash and equivalents and reclamation deposits	$1,731,887	$3,078,064	$1,108,847

  b)     Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash and cash equivalents at January 31, 2012 in the amount of $1,314,494 (January 31, 2011 - $2,695,864; February 1, 2010 - $700,772) in order to meet short-term business requirements. At January 31, 2012, the Company had current liabilities of $183,426 (January 31, 2011 - $195,905; February 1, 2010 - $88,516). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms.  Amounts due to related parties are without stated terms of interest or repayment.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

13.    FINANCIAL INSTRUMENTS (continued)

  c)     Market risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2012 and 2011.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, accounts payable and accrued liabilities, and amounts payable to related parties, as a portion of these amounts are denominated in US dollars as follows:

		January 31, 2012			January 31, 2011

Cash	US	$41,926	US		$5,259
Other amounts receivable		2,128			1,852
Advances receivable from a related party		26,841			20,565
Reclamation bonds		416,228			381,628
Accounts payable		(3,353)			(7,666)

Net exposure	US	$483,770	US	$	US$ 401,638

Canadian dollar equivalent		$485,125			$402,239

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2012, a 6% (January 31, 2011 - 3%) fluctuation in the Canadian/US exchange rate will impact the Company’s net loss and comprehensive loss by approximately $29,000 (January 31, 2011 - $12,000).

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

13.    FINANCIAL INSTRUMENTS (continued)

  c)     Market risk (continued)

Foreign currency risk (continued)

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

As at January 31, 2012, a 59% (January 31, 2011 - 100%) fluctuation in the fair value of investment securities based on the weighted average volatility of the underlying shares over the prior period would impact the Company’s OCI by $564,200 (January 31, 2011 - $1,372,600).

14.   CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements.  There were no changes to the Company’s capital management during the year ended January 31, 2012.

15.    NET CHANGES IN NON-CASH WORKING CAPITAL

	January 31, 2012	January 31, 2011

Advances receivable from a related party	$(6,320)	$(2,242)
Other amounts receivable	7,855	(24,150)
Prepaid expenses	34,343	(35,502)
Accounts payable and accrued liabilities	(122,125)	124,188
Advances payable to related parties	31,402	(18,404)
	$(54,845)	$43,890

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

16.    INCOME TAXES

A reconciliation of income tax computed at the Canadian statutory rate of 26.5% (2011 – 28.5%) to income tax recovery (expense) for the years ended January 31 is as follows:

	2012	2011

Expected income tax recovery	$196,768	$361,615
Non-deductible expenses and other	(17,573)	(162,002)
Changes in timing differences	9,404	(87,521)
Change in unrecognized benefits	(306,495)	(233,635)
Adjustments due to effective tax rate attributable to income taxes in other countries	98,660	159,809
Changes in income tax rates and foreign exchange	(12,055)	(329,222)
Total deferred income tax expense	$(31,291)	$(290,956)

The components of the deferred tax assets (liabilities), after applying enacted Canadian rates of 25% (2011 - 25%) and enacted US rates of 35% (2011 - 35%), are as follows:

	January 31, 2012	January 31, 2011

Deferred tax assets
Non-capital loss carry-forwards	$3,309,745	$3,005,920
Other	120,042	61,594
Net deferred tax asset	3,429,787	3,067,514
Deferred tax liability
Investment securities	(105,282)	(152,474)
Exploration and evaluation assets	(5,685,470)	(5,291,905)
Net deferred tax liability	$(2,360,965)	$(2,376,865)

The Company recognized tax benefits on losses and other deductible amounts. The balances of unused tax losses amount to $6,246,954.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

16.    INCOME TAXES (continued)

At January 31, 2012, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $6,976,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

2016	$627,000
2015	522,000
2026	1,231,000
2027	1,114,000
2028	900,000
2029	623,000
2030	458,000
2031	698,000
2032	803,000
$6,976,000

At January 31, 2012, the Company had, for US tax purposes, net operating losses aggregating approximately US$10,698,500. The net operating losses are available to offset taxable income earned by the US operations of future years and expire as follows:

2014	US	$118,000
2015		81,000
2016		130,000
2017		58,000
2018		364,000
2020		99,000
2021		219,000
2022		166,000
2023		596,000
2024		335,000
2025		627,000
2026		513,000
2027		1,284,000
2028		1,648,000
2029		1,498,000
2030		586,000
2031		1,222,000
2032		1,154,500
	US	$10,698,500

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

17.    SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the years ended January 31, 2012 and 2011. All net losses for the years ended January 31, 2012 or 2011 are as a result of Canadian head office costs. Costs of US operations are capitalized to exploration and evaluation assets.

The Company has non-current assets in the following geographic locations:

	January 31, 2012	January 31, 2011

Canada	$3,751	$1,192
USA	17,997,474	16,864,067
	$18,001,225	$16,865,259

18.    FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Transition to IFRS

The Company has adopted IFRS effective February 1, 2011 with a transition date of February 1, 2010 (the “Transition Date”). Prior to the adoption of IFRS, the Company prepared its consolidated financial statements in accordance with Canadian GAAP.

The comparative information presented in these first annual consolidated financial statements for the year ended January 31, 2011 and the opening financial position as at February 1, 2010 have been prepared in accordance with the accounting policies referenced in Note 3 and IFRS 1 First-Time Adoption of International Financial Reporting Standards.

Initial elections upon adoption

The guidance for the first time adoption of IFRS is set out in IFRS 1. Under IFRS 1, the standards are applied retrospectively at the Transition Date with all adjustments to assets and liabilities as stated under Canadian GAAP charged to deficit unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated February 1, 2010:

a)
Business combinations – The Company elected under IFRS 1 not to apply IFRS 3 Business Combinations retrospectively to any business combinations that occurred prior to its Transition Date and such business combinations have not been restated.

b)
Share-based payment – IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to February 1, 2010.

c)
Reclamation provision – The Company has elected to apply the exemption from full retrospective application of reclamation provisions allowed under IFRS 1.  As such, the Company has re-measured the provisions as at February 1, 2010 under IAS 37 Provisions, Contingent Liabilities and Contingent Assets estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose using best estimates of the historical risk-adjusted discount rates.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

18.    FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated February 1, 2010:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous Canadian GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of February 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, some differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported consolidated financial position and consolidated financial performance. In order to allow the users of the consolidated financial statements to better understand these changes, the Company’s Canadian GAAP consolidated statements of financial position as at February 1, 2010 and January 31, 2011, and consolidated statements of operations and comprehensive loss and cash flows for the year ended January 31, 2011 have been reconciled to IFRS, with the resulting differences explained below.

Notes on reconciliations between Canadian GAAP and IFRS

a)
Reclamation provision

Canadian GAAP calculates reclamation provision using current credit-adjusted, risk-free rates for upward adjustments, and the original credit adjusted, risk free rate for downward revisions. The original liability is not adjusted for changes in current discount rates. IFRS however, calculates reclamation provision using a current pre-tax discount rate, (which reflects current market assessment of the time value of money and the risk specific to liability) and is revised every reporting period to reflect changes in assumptions or discount rates. To calculate the reclamation provision and long-lived asset under IFRS, the Company has elected to apply the exemption available from full retrospective application as allowed under IFRS 1. As such, the Company has re-measured the rehabilitation liability as at February 1, 2010 and subsequent change in obligations under IAS 37 Provisions, contingent liabilities and contingent assets, estimating the amount to be included in the related asset by discounting the liability to the date of first disturbance in which the liability arose, using best estimates of the historical risk-free discount rates, and recalculating the accumulated depreciation and amortization under IFRS.

The change in accounting policy related to the reclamation provision resulted in a decrease to exploration and evaluation assets of $78,526 with a related decrease in reclamation provision at the transition date.  During the year ended January 31, 2011, a further adjustment was required, which resulted in an increase of $9,505 to exploration and evaluation assets with a related increase to the provision for reclamation.  There were also costs of $11,228 and $4,683 charged to income for finance costs and foreign exchange gain, respectively.

In addition, under Canadian GAAP, the unwinding of the discount was included with depreciation and amortization expense, and will now be reclassified to finance costs as required under IFRS.

b)
Contributed surplus

IFRS requires an entity to present, for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its “contributed surplus” account and concluded that as at the February 1, 2010 transition date and the comparative January 31, 2011, part of the contributed surplus relates to “Equity settled employee benefit reserve” and part to “Reserves for warrants”.

IFRS also permits a transfer of reserves arising from share-based transactions, within equity. At February 1, 2010, $879,817 of total reserves related to options and warrants no longer outstanding was therefore transferred to Deficit, in order that the balance of equity reserve reflect only the fair value of options and warrants on that date. During the year ended January 31, 2011, additional options and warrants expired and therefore a further transfer of $3,523,935, representing the fair value attributed to these cancelled instruments, was made from their respective reserve accounts to deficit.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

18.    FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Notes on reconciliations between Canadian GAAP and IFRS (continued)

c)
Accounting for equity units

At the transition date, the Company elected to change its accounting policy for equity units. In the past, the proceeds received on the issuance of units, consisting of common shares and warrants, were allocated first to warrants based on their fair value determined using the Black-Scholes option pricing model, and the remainder was allocated to common shares.

Upon transition date, the Company elected to allocate the proceeds received on the issuance of units, based on their relative fair values, calculated using the Black-Scholes option pricing model for warrants and the fair value of common shares.

The required adjustment has been calculated based on the outstanding options and warrants. As at February 1, 2010, the change in accounting policy resulted in an increase of $133,255 in share capital and a corresponding decrease in reserves for warrants. During the year ended January 31, 2011, the Company closed a private placement, which resulted in an increase of $591,135 in share capital and a corresponding decrease in reserves for warrants.

Additionally, during the year ended January 31, 2011, warrants had been exercised and the fair value of the warrants is then transferred to share capital. As a result of the change in accounting policy, an adjustment was required, which resulted in a decrease of $40,018 in share capital and a corresponding increase to reserve for warrants.

d)
Share-based payments

Previously, under Canadian GAAP, the Company classified a consultant as a non-employee, whereas under IFRS, the consultant is classified as an employee and others providing similar services.

The fair value of options granted to employees and others providing similar services is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. Under Canadian GAAP, transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

An adjustment is required for the options granted to this consultant and the share-based compensation recognized during the year ended January 31, 2011. At January 31, 2011, a decrease of $6,197 was recorded to share-based payments reserve with a corresponding increase to deficit for the same amount.

e)
Deferred income taxes

Previously, under Canadian GAAP, the Company recognized a deferred tax liability on the acquisition of Marcus Corporation where the fair value of some of the mineral properties acquired exceeded their tax values.  Under IFRS, the deferred tax liability would not be recognized, either on acquisition or subsequently.  This accounting policy change resulted in a reversal of the deferred tax liability of $297,755 (February 1, 2010 - $316,723), decrease in the carrying value of exploration and evaluation assets of $352,662 (February 1, 2010 - $352,662) and an increase in deficit of $54,907 (February 1, 2010 - $35,939).

Under Canadian GAAP, income tax assets or liabilities were not recognized for differences arising between the historical exchange rate and the current exchange rate translation of the cost of non-monetary assets or liabilities of integrated foreign operations.  Under IFRS, deferred tax is recognized on the difference between the accounting basis and tax basis of all items.  For foreign currency non-monetary assets or liabilities where the tax basis currency differs from the functional currency of the entity, foreign exchange differences will result in tax assets or liabilities, which were not previously recognized under Canadian GAAP.  This difference will result in added volatility in the tax expense as foreign exchange rate changes will have an impact on the tax expense.  This accounting policy change resulted in an additional deferred tax liability of $930,041 (February 1, 2010 - $624,322) and an increase to deficit.

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

18.    FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

  Reconciliation of Consolidated Statements of Financial Position

		February 1, 2010			January 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS

ASSETS
Current
Cash and cash equivalents		$700,772	$-	$700,772	$2,695,864	$-	$2,695,864
Other amounts receivable		13,617	-	13,617	37,767	-	37,767
Prepaid expenses		4,694	-	4,694	39,996	-	39,996
		719,083	-	719,083	2,773,627	-	2,773,627

Exploration and Evaluation Assets	(a)(e)	16,029,214	(431,188)	15,598,026	17,179,913	(421,683)	16,758,230
Property and Equipment		5,873	-	5,873	107,029	-	107,029
Investments in Related Companies		610,967	-	610,967	1,338,540	-	1,338,540
Advances receivable from a related party		18,354	-	18,354	20,596	-	20,596
Reclamation Bonds		408,075	-	408,075	382,200	-	382,200
Total Assets		$17,791,566	$(431,188)	$17,360,378	$21,801,905	$(421,683)	$21,380,222

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

18.    FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

 Reconciliation of Consolidated Statements of Financial Position

		February 1, 2010			January 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$65,494	$-	$65,494	$189,682	$-	$189,682
Amounts due to related parties		23,022	-	23,022	6,223	-	6,223
		88,516	-	88,516	195,905	-	195,905

Reclamation Provision	(a)	236,248	(78,526)	157,722	221,268	(53,110)	168,158
Deferred Income Tax Liability	(e)	1,687,363	307,599	1,994,962	1,744,579	632,286	2,376,865
Total Liabilities		2,012,127	229,073	2,241,200	2,161,752	579,176	2,740,928
EQUITY
Share Capital	(b)(c)	40,742,124	133,255	40,875,379	42,705,053	684,372	43,389,425
Equity Reserves (Previously Contributed Surplus)	(b)(c)(d)	5,857,421	(1,013,072)	4,844,349	8,343,960	(5,094,320)	3,249,640
Accumulated Other Comprehensive income		425,695	-	425,695	1,062,321	-	1,062,321
Deficit	(a)(c)(d)(e)	(31,256,121)	219,556	(31,036,565)	(32,481,501)	3,409,089	(29,072,412)
Equity Attributable to Equity Holders of the Company		15,769,119	(660,261)	15,108,858	19,629,833	(1,000,859)	18,628,974
Equity Attributable to Non-controlling Interests		10,320	-	10,320	10,320	-	10,320
Total Equity		15,779,439	(660,261)	15,119,178	16,640,153	(1,000,859)	18,639,294
Total Liabilities and Equity		$17,791,566	$(431,188)	$17,360,378	$21,801,905	$(421,683)	$21,380,222

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

18.    FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

 Reconciliation of Consolidated Statement of Operations and Comprehensive Loss

		Year ended January 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS

Operating and Administrative Expenses
Depreciation		$1,679	$-	$1,679
Consulting fees		28,783	-	28,783
Directors’ fees		17,250	-	17,250
Investor relations and shareholder information		228,326	-	228,326
Legal and accounting		64,268	-	64,268
Finance costs	(a)	-	11,228	11,228
Listing and filing fees		24,463	-	24,463
Management fees		105,000	-	105,000
Office and miscellaneous		57,507	-	57,507
Salaries and benefits		131,993	-	131,993
Share-based payments	(d)	565,261	(6,197)	559,064
Travel		47,256	-	47,256
		1,271,786	5,031	1,276,817
Loss before other items and income tax		(1,271,786)	(5,031)	(1,276,817)
Other Income (Expenses)
Interest income		22,654	-	22,654
Foreign exchange gain (loss)	(a)(e)	94,948	(109,610)	(14,662)

LOSS BEFORE INCOME TAX		(1,154,184)	(114,641)	(1,268,825)
Deferred income tax expense	(e)	(71,196)	(219,760)	(290,956)
NET LOSS		(1,225,380)	(334,401)	(1,559,781)
Other Comprehensive Income
Unrealized gain on investment in securities, net of tax		636,626	-	636,626
TOTAL COMPREHENSIVE LOSS		$(588,754)	$(334,401)	$(923,155)

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

18.    FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

 Reconciliation of Consolidated Statement of Cash Flows

		Year ended January 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS

OPERATING ACTIVITIES
Net loss	(a)(d)	$(1,225,380)	$(334,401)	$(1,559,781)
Adjustments for non-cash items:
Depreciation		1,679	-	1,679
Share-based payments	(d)	565,261	(6,197)	559,064
Foreign exchange gain	(a)	(93,524)	109,610	16,086
Finance costs	(a)	-	11,228	11,228
Deferred income tax expense		71,196	219,760	290,956
Net change in non-cash working capital		43,890	-	43,890
Cash used in operating activities		(636,878)	-	(636,878)

INVESTING ACTIVITIES
Mineral properties acquisition and exploration expenditures		(1,149,094)	-	(1,149,094)
Purchase of property and equipment		(102,835)	-	(102,835)
Cash used in investing activities		(1,251,929)	-	(1,251,929)

FINANCING ACTIVITIES
Issuance of shares for cash, net		3,884,207	-	3,884,207

Effect of exchange rate fluctuations on cash held		(308)	-	(308)
Net increase in cash		1,995,092	-	1,995,092
Cash, beginning of the period		700,772	-	700,772

Cash, end of period		$2,695,864	$-	$2,695,864

CORAL GOLD RESOURCES LTD
Notes to the Consolidated Financial Statements
For the years ended January 31, 2012 and 2011
(Expressed in Canadian dollars)

19.    EVENTS AFTER THE REPORTING PERIOD

a)
In February 2012, the Company granted stock options for the purchase of 1,055,000 shares at a price of $0.40 per share exercisable on or before February 22, 2017 to directors, officers, consultants and employees of the Company.

b)	In March 2012, the Company extended the expiry dates of 4,709,120 warrants expiring April 1, 2012, by six months to October 1, 2012.

c)	In March 2012, the Company extended the expiry dates of 1,755,000 warrants expiring April 23, 2012, by six months to October 23, 2012.

d)	In April 2012, the Company entered into a drilling contract to provide drilling services at the Company’s US subsidiary. The estimated value of the contract is $356,000 (US$356,250).